UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

FORM 8‑K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  December 10, 2021

IKONICS CORPORATION

(Exact name of registrant as specified in its charter)

Minnesota	000-25727	41-0730027
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4832 Grand Avenue Duluth, Minnesota	55807
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code  (218) 628-2217

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.10 per share	IKNX	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933(§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07.	Submission of Matters to a Vote of Security Holders.

IKONICS Corporation (“IKONICS”) held a special meeting of shareholders on December 10, 2021. The following proposals, each of which is described in detail in the proxy statement/prospectus contained in the registration statement on Form S-4 filed with the Securities and Exchange Commission (“SEC”) declared effective as of November 12, 2021, as amended and supplemented prior to the special meeting, were voted upon by the shareholders:

1.

Mergers Proposal. The proposal to adopt the Agreement and Plan of Merger, dated as of June 24, 2021, by and among IKONICS, Telluride Holdco, Inc., Telluride Merger Sub I, Inc., Telluride Merger Sub II, Inc. and TeraWulf Inc., was approved based on the following votes:

For	Against	Abstain	Broker Non-Votes
1,271,021	3,074	3,037	–

2.

Advisory Compensation Proposal. The proposal to approve, on an advisory (non-binding) basis, specified compensation that may be received by IKONICS’ named executive officers in connection with the mergers, was approved based on the following votes:

For	Against	Abstain	Broker Non-Votes
1,265,831	6,984	4,317	–

3.

Increase in Authorized Shares Proposal. The proposal to approve an amendment to the IKONICS articles of incorporation to increase the number of authorized shares of common stock to 5,750,000 was approved based on the following votes:

For	Against	Abstain
1,253,353	19,934	3,845

4.

Adjournment Proposal. The proposal to approve one or more adjournments of the special meeting to a later date or dates if necessary or appropriate to solicit additional proxies if there are insufficient votes to adopt the merger agreement at the time of the special meeting was approved based on the following votes:

For	Against	Abstain	Broker Non-Votes
1,254,499	19,146	3,487	–

Although Proposal 4 was approved, adjournment of the special meeting was not necessary or appropriate because the IKONICS shareholders approved all other proposals.

Item 8.01.	Other Events.

The mergers and other transactions contemplated by the merger agreement are expected to close on December 13, 2021, with shares of common stock of TeraWulf Inc. (formerly Telluride Holdco, Inc.) commencing trading on The Nasdaq Stock Market LLC effective as of the commencement of trading on December 14, 2021.

Forward Looking Statements

This current report on Form 8-K contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Such statements include statements concerning anticipated future events and expectations that are not historical facts. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Actual results may vary materially from those expressed or implied by forward-looking statements based on a number of factors, including, without limitation: (1) risks related to the consummation of the mergers, including the risks that (a) the mergers may not be consummated within the anticipated time period, or at all, (b) other conditions to the consummation of the mergers under the merger agreement may not be satisfied, (c) all or part of TeraWulf’s contemplated financing may not become available, and (d) the significant limitations on remedies contained in the merger agreement may limit or entirely prevent a party from specifically enforcing another party’s obligations under the merger agreement or recovering damages for any breach; (2) approval of the combined company’s application to list its shares on The Nasdaq Stock Market LLC, (3) the effects that any termination of the merger agreement may have on a party or its business, including the risks that (a) the price of IKONICS’ common stock may decline significantly if the mergers are not completed, (b) the merger agreement may be terminated in circumstances requiring IKONICS to pay TeraWulf a termination fee of $1.2 million, or (c) the circumstances of the termination, may have a chilling effect on alternatives to the mergers; (4) the effects that the announcement or pendency of the mergers may have on IKONICS and its business, including the risks that as a result (a) the business, operating results or stock price of IKONICS’ common stock may suffer, (b) its current plans and operations may be disrupted, (c) the ability of IKONICS to retain or recruit key employees may be adversely affected, (d) its business relationships (including, customers, franchisees and suppliers) may be adversely affected, or (e) management and employee attention may be diverted from other important matters; (5) the effect of limitations that the merger agreement places on IKONICS’ ability to operate its business, return capital to shareholders or engage in alternative transactions; (6) the nature, cost and outcome of pending and future litigation and other legal proceedings, including any such proceedings related to the transactions and instituted against IKONICS and others; (7) the risk that the transaction may involve unexpected costs, liabilities or delays; (8) other economic, business, competitive, legal, regulatory, and/or tax factors; (9) the possibility that less than all or none of IKONICS’ historical business will be sold prior to the expiration of the CVRs; and (10) other factors described under the heading “Risk Factors” in the proxy statement/prospectus contained in the Registration Statement, as updated or supplemented by subsequent reports that IKONICS has filed or files with the SEC. Potential investors, shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. None of Holdco, IKONICS or TeraWulf assumes any obligation to publicly update any forward-looking statement after it is made, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IKONICS CORPORATION

Date: December 13, 2021	/s/ Jon Gerlach
Jon Gerlach Chief Financial Officer and Vice President of Finance